# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Omada Health, Inc., CIK 0001611115
CUSIP: 68170A108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 611 Gateway Blvd, Suite 120, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001602744

## Reporting persons
- U.S. Venture Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,571,769; sole dispositive power 0; shared dispositive power 4,571,769; aggregate amount beneficially owned 4,571,769 (7.9% of the class)
  Comment: The reported securities are owned directly by U.S. Venture Partners X, L.P. (USVP X). Presidio Management Group X, L.L.C. (PMG X) is the general partner of each of the USVP X Funds (as defined below) and may be deemed to have sole voting and dispositive power over the reported securities held by the USVP X Funds. Dr. Jonathan Root, a member of the Issuer's board of directors, Irwin Federman, Steven Krausz and Richard Lewis are the managing members of PMG X, who may be deemed to share voting and dispositive power over the shares held by the USVP X Funds. In addition, Casey M. Tansey is the managing partner of PMG X and may be deemed to share voting and dispositive power over the reported securities held by the USVP X Funds. Each such persons and entities disclaim beneficial ownership of the reported securities held by the USVP X Funds, except to the extent of any pecuniary interest therein.
  
  The amount beneficially owned by each Reporting Person is determined based on 57,574,921 shares of Common Stock outstanding as of August 5, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the Commission) on August 8, 2025 (the Form 10-Q).
- USVP X Affiliates, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 146,257; sole dispositive power 0; shared dispositive power 146,257; aggregate amount beneficially owned 146,257 (0.3% of the class)
  Comment: Consists of (i) 4,571,769 shares of Common Stock held directly by USVP X, and (ii) 146,257 shares of Common Stock held directly by USVP X Affiliates. PMG X is the general partner of each of the USVP X Funds and may be deemed to have sole voting and dispositive power over the reported securities held by the USVP X Funds. Dr. Jonathan Root, a member of the Issuer's board of directors, Irwin Federman, Steven Krausz and Richard Lewis are the managing members of PMG X, who may be deemed to share voting and dispositive power over the shares held by the USVP X Funds. In addition, Casey M. Tansey is the managing partner of PMG X and may be deemed to share voting and dispositive power over the reported securities held by the USVP X Funds. Each such persons and entities disclaim beneficial ownership of the reported securities held by the USVP X Funds, except to the extent of any pecuniary interest therein.
  
  The amount beneficially owned by each Reporting Person is determined based on 57,574,921 shares of Common Stock outstanding as of August 5, 2025 as reported by the Issuer in its Form 10-Q.
- Presidio Management Group X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,718,026; sole dispositive power 0; shared dispositive power 4,718,026; aggregate amount beneficially owned 4,718,026 (8.2% of the class)
  Comment: Consists of (i) 4,571,769 shares of Common Stock held directly by USVP X, and (ii) 146,257 shares of Common Stock held directly by USVP X Affiliates. PMG X is the general partner of each of the USVP X Funds and may be deemed to have sole voting and dispositive power over the reported securities held by the USVP X Funds. Dr. Jonathan Root, a member of the Issuer's board of directors, Irwin Federman, Steven Krausz and Richard Lewis are the managing members of PMG X, who may be deemed to share voting and dispositive power over the shares held by the USVP X Funds. In addition, Casey M. Tansey is the managing partner of PMG X and may be deemed to share voting and dispositive power over the reported securities held by the USVP X Funds. Each such persons and entities disclaim beneficial ownership of the reported securities held by the USVP X Funds, except to the extent of any pecuniary interest therein.
  
  The amount beneficially owned by each Reporting Person is determined based on 57,574,921 shares of Common Stock outstanding as of August 5, 2025 as reported by the Issuer in its Form 10-Q.
- Casey M Tansey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,718,026; sole dispositive power 0; shared dispositive power 4,718,026; aggregate amount beneficially owned 4,718,026 (8.2% of the class)
  Comment: Consists of (i) 4,571,769 shares of Common Stock held directly by USVP X, and (ii) 146,257 shares of Common Stock held directly by USVP X Affiliates. PMG X is the general partner of each of the USVP X Funds and may be deemed to have sole voting and dispositive power over the reported securities held by the USVP X Funds. Dr. Jonathan Root, a member of the Issuer's board of directors, Irwin Federman, Steven Krausz and Richard Lewis are the managing members of PMG X, who may be deemed to share voting and dispositive power over the shares held by the USVP X Funds. In addition, Casey M. Tansey is the managing partner of PMG X and may be deemed to share voting and dispositive power over the reported securities held by the USVP X Funds. Each such persons and entities disclaim beneficial ownership of the reported securities held by the USVP X Funds, except to the extent of any pecuniary interest therein.
  
  The amount beneficially owned by each Reporting Person is determined based on 57,574,921 shares of Common Stock outstanding as of August 5, 2025 as reported by the Issuer in its Form 10-Q.

## Item 1. Issuer
Name of issuer: Omada Health, Inc.
Address of issuer's principal executive offices: 611 Gateway Blvd, Suite 120, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) U.S. Venture Partners X, L.P., a Delaware limited partnership, (ii) USVP X Affiliates, L.P., a Delaware limited partnership, (iii) Presidio Management Group X, L.L.C., a Delaware limited liability company and (iv) Casey M. Tansey, a citizen of the United States (the foregoing entities and individuals are collectively referred to as the Reporting Persons). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 1460 El Camino Real, Suite 100, Menlo Park, California 94025.
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- U.S. Venture Partners X, L.P.: /s/ Dale Holladay, Dale Holladay, Authorized Signatory (08/14/2025)
- USVP X Affiliates, L.P.: /s/ Dale Holladay, Dale Holladay, Authorized Signatory (08/14/2025)
- Presidio Management Group X, L.L.C.: /s/ Dale Holladay, Dale Holladay, Authorized Signatory (08/14/2025)
- Casey M Tansey: /s/ Dale Holladay, Attorney-in-Fact for Casey M. Tansey, Dale Holladay, Attorney-in-Fact (08/14/2025)